Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

Transcript of CBS News Radio 1080 KRLD Interview

August 9, 2017

INTERVIEW PARTICIPANTS

Steve Demetriou, Chairman and Chief Executive Officer

David Johnson, Interviewer

David Johnson:

Earnings are out from Jacobs Engineering. Their earnings were good, uh...uh, certainly, and the backlog’s $18.6 billion, but the thing that everybody is talking about is the big deal that Jacobs pulled off last week, uh, b...arguably the largest—or certainly one of the largest—acquisitions ever in the engineering business. This a $3.25 billion deal – Jacobs of Dallas buying Denver-based CH2M. Steve Demetriou is the CEO and joins us right now. It’s good to have you with us.

Steve Demetriou:

Yeah. Hey, David. It’s great to be on the call and, you know, we’re very excited about, uh, the acquisition of CH2M.

David Johnson:

Yeah, this is really intere... I mean, this a Denver-based company, CH2M, but, I mean, I know they have offices here—I’ve seen them—but they have offices all over the world, so i...is this more about, uh...uh, global reach?

Steve Demetriou:

Yeah, this is, uh, all about delivering on our...our strategy that we, uh...uh, disclosed late last year, uh, where we want to grow in aerospace and technology, and building and infrastructure, uh, primarily, and, uh, 80% of what CH2M does fits squarely with, uh, those two lines of business for us and...and our growth objectives. Uh, specifically, water is, uh... They’re the industry leader in...in water capabilities and that was one of the targeted growth areas for us, um, and, uh, there’s many other...o...other they bring to us. Very complementary. Uh...Uh, we have things they don’t have. They have, uh, you know, markets that we’re not in and this is, uh, gonna be a growth story.

David Johnson:

I...It’s interesting. The way I see this company after...after you put the two companies together is you...you’re really diversified. I mean, you’re...you’re a...we’ve... And we’ve talked about you being a major factor in infrastructure and buildings, and you’re in aerospace and petroleum and industrial, but it looks like you’re...you’re split among all of them. That’s sort...sort of a hedge against downturns in...in...in an economy.

Steve Demetriou:

Yeah, exactly. Uh, you know, today, uh, approximately 45% of our revenues are in the...the...the...these high-growth aerospace, technology, and building and infrastructure, and this acquisition moves us to...closer to 60% in these, uh...these growth...growth business, but...but even s...more stable compared to our cyclical petroleum, chemicals, mining, uh, markets. Um, so, you know, that...that mix, um, is...continues to be very...very diversified, uh, but we’re less exposed now to some of the more commodity cyclicality that exists in our markets.

David Johnson:

I...I...I guess now you gotta be pointed toward integrating this deal. I mean, you got 54,000 workers. They’ve got 20,000. You gotta put all those people together to make a...a $15 billion y...company. I...Is...Is the engineering language universal? Everybody’s gonna get together? [Chuckles]

Steve Demetriou:

Yeah, look, what makes this, um, set up for success are...are three factors. One, as I mentioned, it...it’s a strong strategic fit for both companies. Um, we each bring things that, uh, we need, so, uh, y...you know, I’ve...I think w...this is less about any redundancies and more about we need their talent, they need our talent, uh, and capabilities, and...and I r...I truly believe that, you know, three or four years from now, we’re gonna be even larger, uh, than what we’re combining on day one. Um, so this is gonna offer both sets of employees tremendous growth. So, cultural integration, which, uh, typically either makes a merger or a combination successful, um, or not, is gonna be a real positive for us. The cultures are actually very common, uh, with regard to what we focus on – safe...safety, integrity, uh, people first, quality. Um, and so we’re...we’re very excited about, uh, the platform that we’re starting with and, uh, this is gonna be great for our employees, our clients, that we’re gonna bring more diversified services, and then obviously create shareholder value.

David Johnson:

Tell me about, uh...about politics right now. I mean, you...you...your projects are years in the making and...and...and planning and e...and execution, but we have these hiccups along the way, like the saber-rattling that seems to be going on with North Korea right now. Is that disruptive to a big, global business like you have?

Steve Demetriou:

You know, we, uh...we keep an eye out for it, and obviously the mo...most important thing is the security of our people because both CH2M and Jacobs people operate all around the globe, uh, in...in some...some, uh, more of these troubled, uh, areas, but...but...but at the end of the day, uh, the...the markets that we’re in are, um...are...are truly being driven by, you know, human needs. So, uh, infrastructure growth, um, the growing population, the need for more efficient, uh, infrastructure, or aged infrastructure that needs to be upgraded. We’re talking about airports, highways, rail, uh, you know, buildings, and...and just a variety of other infrastructure. Uh, we...we, uh... We...We’re excited about the growth dynamics there, and...and then when you add on top of that, uh, there’s a massive need to clean up, uh, high contaminated nuclear sites around the world, uh, decommission and clean up, uh, CH2M brings industry-leading capability there, we bring the asset management experience with the likes of the Department of Defense and NASA, and now it will be Department of Energy in the U.S. And so they’re, um... There’s...There’s just significant growth opportunities with this combination.

David Johnson:

Well, it...it...it’ll be a fascinating deal and...and I...I know you’re looking forward to a smooth, uh, integration. I...I... One last thing. I just... A random question I gotta answer. I know where Jacobs Engineering came from – you were f...founded by a man named Jacobs. But CH, the number 2, and M? That’s kind of a weird name.

Steve Demetriou:

[Chuckles] Yeah, I l...I looked into that and I can’t quote the...the na...the name specifically, but there were four founders back in 1946, and two of them had, uh, the...the last name begin with “H” and the other two were “C” and “M,” and, uh...and so that’s how CH2M, uh, became into, uh, existence.

David Johnson:

Well, it...it...it’s...it’s memorable. Steve Demetriou is the CEO of Jacobs Engineering and about to go meet the analysts in New York. Thanks for taking the time with us.

Steve Demetriou:

Thank you, David. We appreciate your interest. Take care.

David Johnson:

Tha...Thanks. I’m David Johnson, News Radio 1080 KRLD.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (the “Company”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, the Company and Basketball Merger Sub Inc., a wholly owned subsidiary of the Company (“Merger Sub”), the Company intends to file with the SEC a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of the Company, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

The Company, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed Merger of Merger Sub with and into CH2M. Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of the Company, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This transcript relates to a proposed business combination between the Company and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that the Company or CH2M may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement Disclaimer

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction with CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. For a description of some of the risks, uncertainties and other factors that may occur that could cause actual results to differ from our forward-looking statements see our Annual Report on Form 10-K for the period ended September 30, 2016, and in particular the discussions contained under Item 1 - Business; Item 1A - Risk Factors; Item 3 - Legal Proceedings; and Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, our Quarterly Report on Form 10-Q for the period ended June 30, 2017, and in particular the discussions contained under Part II, Item 1A – Risk Factors; Part I, Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations; and Part II, Item 1 – Legal Proceedings, as well as our other filings with the Securities and Exchange Commission (“SEC”). Neither we nor CH2M is under any duty to update any of the forward-looking statements after the date of this transcript to conform to actual results, except as required by applicable law.